UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Incyte Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,917
	8	SHARED VOTING POWER 7,403,058
	9	SOLE DISPOSITIVE POWER 77,917
	10	SHARED DISPOSITIVE POWER 7,403,058
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,480,975
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,403,058
	9	SOLE DISPOSITIVE POWER 7,403,058
	10	SHARED DISPOSITIVE POWER 7,403,058
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403,058
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3of 7 Pages

This Amendment No. 1 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.
Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 86,017,304 shares outstanding as reported on the company’s SEC Form 10Q filed on November 1, 2007.

Such percentage figures are calculated on the basis that the Convertible Subordinated Notes owned by the Reporting Persons and Stock Options are deemed converted into shares of Common Stock but other outstanding Senior Convertible Notes and Stock Options are not deemed converted or exercised.

Name	Number of Shares	Percent of class Outstanding
Baker Bros. Investments, L.P.	144,314	0.2%
Baker Bros. Investments II, L.P.	159,323	0.3%
Baker Biotech Fund I, L.P.	2,911,840	3.4%
Baker Brothers Life Sciences, L.P.	4,008,528	4.6%
14159, L.P.	55,769	0.1%
Baker/Tisch Investments, L.P.	89,874	0.1%
FBB Associates	33,410	0.0%
Julian C. Baker	77,917	0.0%
Total	7,480,975	8.7%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4of 7 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Brothers Investments II, L.P.	11/9/2007	10	Purchase	7.8958
Baker Brothers Life Sciences, L.P.	11/9/2007	3,629	Purchase	7.8958
Baker Biotech Fund I, L.P.	11/9/2007	1,434	Purchase	7.8958
Baker/ Tisch Investments, L.P.	11/9/2007	13	Purchase	7.8958
14159, L.P.	11/9/2007	114	Purchase	7.8958
Baker Brothers Investments II, L.P.	11/9/2007	532	Purchase	7.7027
Baker Brothers Life Sciences, L.P.	11/9/2007	198,883	Purchase	7.7027
Baker Biotech Fund I, L.P.	11/9/2007	78,599	Purchase	7.7027
Baker/ Tisch Investments, L.P.	11/9/2007	700	Purchase	7.7027
14159, L.P.	11/9/2007	6,286	Purchase	7.7027
Baker Brothers Investments II, L.P.	11/12/2007	377	Purchase	8.3001
Baker Brothers Life Sciences, L.P.	11/12/2007	140,951	Purchase	8.3001
Baker Biotech Fund I, L.P.	11/12/2007	55,704	Purchase	8.3001
Baker/ Tisch Investments, L.P.	11/12/2007	496	Purchase	8.3001
14159, L.P.	11/12/2007	4,455	Purchase	8.3001
Baker Brothers Investments II, L.P.	11/12/2007	462	Purchase	8.2005
Baker Brothers Life Sciences, L.P.	11/12/2007	172,694	Purchase	8.2005
Baker Biotech Fund I, L.P.	11/12/2007	68,249	Purchase	8.2005
Baker/ Tisch Investments, L.P.	11/12/2007	608	Purchase	8.2005
14159, L.P.	11/12/2007	5,458	Purchase	8.2005
Baker Brothers Investments II, L.P.	11/12/2007	57	Purchase	8.2338
Baker Brothers Life Sciences, L.P.	11/12/2007	21,397	Purchase	8.2338
Baker Biotech Fund I, L.P.	11/12/2007	8,456	Purchase	8.2338
Baker/ Tisch Investments, L.P.	11/12/2007	75	Purchase	8.2338
14159, L.P.	11/12/2007	677	Purchase	7.9953
Baker Brothers Investments II, L.P.	11/12/2007	30	Purchase	7.9953
Baker Brothers Life Sciences, L.P.	11/12/2007	11,165	Purchase	7.9953
Baker Biotech Fund I, L.P.	11/12/2007	4,413	Purchase	7.9953
Baker/ Tisch Investments, L.P.	11/12/2007	39	Purchase	7.9953
14159, L.P.	11/12/2007	353	Purchase	7.9953
Baker Brothers Investments II, L.P.	11/13/2007	63	Purchase	8.299
Baker Brothers Life Sciences, L.P.	11/13/2007	23,377	Purchase	8.299
Baker Biotech Fund I, L.P.	11/13/2007	9,239	Purchase	8.299
Baker/ Tisch Investments, L.P.	11/13/2007	82	Purchase	8.299
14159, L.P.	11/13/2007	739	Purchase	8.299
Baker Brothers Investments II, L.P.	11/13/2007	39	Purchase	8.2234
Baker Brothers Life Sciences, L.P.	11/13/2007	14,490	Purchase	8.2234
Baker Biotech Fund I, L.P.	11/13/2007	5,727	Purchase	8.2234
Baker/ Tisch Investments, L.P.	11/13/2007	51	Purchase	8.2234
14159, L.P.	11/13/2007	457	Purchase	8.2234
Baker Brothers Investments II, L.P.	11/13/2007	53	Purchase	8.2585
Baker Brothers Life Sciences, L.P.	11/13/2007	19,844	Purchase	8.2585
Baker Biotech Fund I, L.P.	11/13/2007	7,843	Purchase	8.2585
Baker/ Tisch Investments, L.P.	11/13/2007	70	Purchase	8.2585
14159, L.P.	11/13/2007	627	Purchase	8.2585
Baker Brothers Investments II, L.P.	11/13/2007	234	Purchase	8.2505
Baker Brothers Life Sciences, L.P.	11/13/2007	87,343	Purchase	8.2505
Baker Biotech Fund I, L.P.	11/13/2007	34,518	Purchase	8.2505
Baker/ Tisch Investments, L.P.	11/13/2007	308	Purchase	8.2505
14159, L.P.	11/13/2007	2,760	Purchase	8.2505
Baker Brothers Investments II, L.P.	11/14/2007	5	Purchase	8.54
Baker Brothers Life Sciences, L.P.	11/14/2007	1,793	Purchase	8.54
Baker Biotech Fund I, L.P.	11/14/2007	709	Purchase	8.54
Baker/ Tisch Investments, L.P.	11/14/2007	6	Purchase	8.54
14159, L.P.	11/14/2007	57	Purchase	8.54
Baker Brothers Investments II, L.P.	11/14/2007	335	Purchase	8.5277
Baker Brothers Life Sciences, L.P.	11/14/2007	124,973	Purchase	8.5277
Baker Biotech Fund I, L.P.	11/14/2007	49,390	Purchase	8.5277
Baker/ Tisch Investments, L.P.	11/14/2007	440	Purchase	8.5277
14159, L.P.	11/14/2007	3,949	Purchase	8.5277
Baker Brothers Investments II, L.P.	11/15/2007	290	Purchase	8.6229
Baker Brothers Life Sciences, L.P.	11/15/2007	108,254	Purchase	8.6229
Baker Biotech Fund I, L.P.	11/15/2007	42,738	Purchase	8.6229
Baker/ Tisch Investments, L.P.	11/15/2007	381	Purchase	8.6229
14159, L.P.	11/15/2007	3,421	Purchase	8.6229
Baker Brothers Life Sciences, L.P.	11/15/2007	151	Purchase	8.6277
Baker Biotech Fund I, L.P.	11/15/2007	60	Purchase	8.6277
Baker/ Tisch Investments, L.P.	11/15/2007	1	Purchase	8.6277
14159, L.P.	11/15/2007	5	Purchase	8.6277
Baker Brothers Investments II, L.P.	11/16/2007	274	Purchase	8.3025
Baker Brothers Life Sciences, L.P.	11/16/2007	102,285	Purchase	8.3025
Baker Biotech Fund I, L.P.	11/16/2007	33,157	Purchase	8.3025
Baker/ Tisch Investments, L.P.	11/16/2007	225	Purchase	8.3025
14159, L.P.	11/16/2007	3,232	Purchase	8.3025
Baker Brothers Investments II, L.P.	11/19/2007	387	Purchase	8.2234
Baker Brothers Life Sciences, L.P.	11/19/2007	144,486	Purchase	8.2234
Baker Biotech Fund I, L.P.	11/19/2007	46,836	Purchase	8.2234
Baker/ Tisch Investments, L.P.	11/19/2007	318	Purchase	8.2234
14159, L.P.	11/19/2007	4,566	Purchase	8.2234
Baker Brothers Investments II, L.P.	11/20/2007	210	Purchase	8.1014
Baker Brothers Life Sciences, L.P.	11/20/2007	78,415	Purchase	8.1014
Baker Biotech Fund I, L.P.	11/20/2007	13,945	Purchase	8.1014
14159, L.P.	11/20/2007	2,478	Purchase	8.1014
Baker Brothers Investments II, L.P.	11/21/2007	150	Purchase	8.12
Baker Brothers Life Sciences, L.P.	11/21/2007	56,010	Purchase	8.12
Baker Biotech Fund I, L.P.	11/21/2007	9,961	Purchase	8.12
14159, L.P.	11/21/2007	1,770	Purchase	8.12
Page 5of 7 Pages

Exhibit 4. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2007

	By:	/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 6of 7 Pages